UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras and CADE signs agreement for the downstream segment

Rio de Janeiro, June 11, 2019 - Petróleo Brasileiro S.A. - Petrobras reports that it has signed a commitment agreement with the Administrative Council for Economic Defense (CADE), which consolidates the understanding between the parties on the execution of divestment of refining assets in Brazil.

The purpose of the agreement is to provide competitive conditions, encouraging new economic agents to enter the downstream market, as well as suspending the administrative investigation opened by the CADE Court to investigate alleged abuse of Petrobras’ dominant position in the refining segment.

By signing this agreement, among other related commitments, Petrobras is committed to sell all refining assets disclosed in a press release dated 04/26/2019, based on a schedule agreed upon by the parties, according to the terms of the company’s divestment methodology, pursuant to the provisions of Decree 9.188/17, subject to the economic-financial assessments relating to each asset, as well as the technical, legal, financial and compliance requirements by potential buyers.

The agreement also provides that the following assets considered as potential competitors may not be acquired by the same buyer or companies within the same economic group: (i) Landulpho Alves Refinery (RLAM) and Abreu e Lima Refinery (RNEST); (ii) Presidente Getúlio Vargas Refinery (REPAR) and Alberto Pasqualini Refinery (REFAP); and (iii) Gabriel Passos Refinery (REGAP) and Landulpho Alves Refinery (RLAM).

In addition, the schedule and the fulfillment of the commitments assumed with CADE will be followed up by an external agent, to be hired by Petrobras, according to specifications to be established by mutual agreement.

Petrobras believes that the execution of the agreement consolidates the cooperation efforts between CADE and the company, providing greater legal certainty to the announced divestment.

Subsequent phases of the refining divestment projects will be timely disclosed to the market.

This report on Form 6-K shall be deemed to be incorporated by reference into the Preliminary Prospectus Supplement, dated June 10, 2019, relating to the previously announced offer by Caixa Econômica Federal of common shares, including common shares represented by American depositary shares, of Petróleo Brasileiro S.A. – Petrobras.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2019.

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer